UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-AR

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

- ☐ Form C: Offering Statement
- ☐ Form C-U: Progress Update
- ☐ Form C/A: Amendment to Offering Statement
  - ☐   Check box if Amendment is material and investors must reconfirm within five business days.
- ☒ Form C-AR: Annual Report
- ☐ Form C-AR/A: Amendment to Annual Report
- ☐ Form C-TR: Termination of Reporting

Name of Issuer:
WellWell LLC

Legal status of Issuer:

    Form:
    Limited Liability Company

    Jurisdiction of Incorporation/Organization:
    Delaware

    Date of Organization:
    September 22, 2015

Physical Address of Issuer:
50 Franklin Street, 9B, New York, NY 10013, United States

Website of Issuer:
https://www.drinkwellwell.com

Current Number of Employees:
0

	Most recent fiscal year-end (2020)	Prior fiscal year-end (2019)
Total Assets	$247,411	$565,991
Cash and Cash Equivalents	$5,909	$149,977
Accounts Receivable	$16,717	$32,229
Short-term Debt	$492,275	$257,828
Long-term Debt	$1,094,408	$250,000
Revenues/Sales	$836,109	$633,077
Cost of Goods Sold	$491,822	$512,351
Taxes Paid	$0	$5,967
Net Income	-$1,397,434	-$2,137,145

April 30, 2021

WellWell LLC

WellWell LLC ("**WellWell,**" the "**Company,**" "**we,**" "**us**", or "**our**") is providing the information contained in this Form C-AR solely for the purpose of furnishing certain information about the Company as required under Regulation CF and by the Securities and Exchange Commission.

ABOUT THIS FORM C-AR

You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide any information or make any representations other than those contained in this Form C-AR. If anyone provides you with different or inconsistent information, you should not rely on it. This Form C-AR does not constitute an offer to sell or buy securities. The information contained in this Form C-AR and any documents incorporated by reference herein is accurate only as of the date of those respective documents, regardless of the time of delivery of this Form C-AR. Statements contained herein as to the content of any agreements or other documents are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

This Form C-AR may not be reproduced or used for any purpose other than the purpose stated above.

CAUTIONARY NOTE CONCERNING FORWARD-LOOKING STATEMENTS

This Form C-AR and any documents incorporated by reference herein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give our current reasonable expectations and projections regarding our financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein are based on reasonable assumptions we have made in light of our industry experience, perceptions of historical trends, current conditions, expected future developments and other factors we believe are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. Although we believe that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect our actual operating and financial performance and cause our performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties

materialize or should any of these assumptions prove incorrect or change, our actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

You are cautioned not to place undue reliance on these forward-looking statements. Any forward-looking statements made in this Form C-AR or any documents incorporated by reference herein is accurate only as of the date of those respective documents. Except as required by law, we undertake no obligation to publicly update any forward-looking statements for any reason after the date of this Form C-AR or to conform these statements to actual results or to changes in our expectations.

YOU SHOULD NOT CONSTRUE THE CONTENTS OF THIS FORM C-AR AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO YOUR PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT THEIR OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING YOUR INVESTMENT.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;

(2) Is not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 (the "**Exchange Act**") (15 U.S.C. 78m or 78o(d));

(3) Is not an investment company, as defined in Section 3 of the Investment Company Act of 1940 (the "**Investment Company Act**") (15 U.S.C. 80a-3), or excluded from the definition of investment company by Section 3(b) or Section 3(c) of the Investment Company Act (15 U.S.C. 80a-3(b) or 80a-3(c));

(4) Is not ineligible to offer or sell securities in reliance on Section 4(a)(6) of the Securities Act of 1933 (the "**Securities Act**") (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);

(5) Has filed with the SEC and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C-AR; and

(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

No federal or state securities regulatory authority has passed on or approved the accuracy or adequacy of this document or any attachment hereto. The Company has prepared and filed this Form C-AR pursuant to Regulation CF and will post a copy of this document to its website at https://www.drinkwellwell.com no later than 120 days following the end of its fiscal year.

Ongoing Reporting

The Company will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than 120 days after the end of the Company's fiscal year.

Once posted, the annual report may be found on the Company's website at https://www.drinkwellwell.com.

The Company must continue to comply with the ongoing reporting requirements until:

(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;

(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;

(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) the Company liquidates or dissolves its business in accordance with applicable state law.

Neither the Company nor any of its predecessors (if any) previously failed to comply with the ongoing reporting requirement of Regulation CF.

TABLE OF CONTENTS

The following summary highlights information contained elsewhere or incorporated by reference in this Form C-AR. This summary may not contain all of the information that may be important to you. You should read this entire Form C-AR carefully, including the matters discussed under the section titled "Risk Factors."

The Company

WellWell LLC is a Delaware limited liability company formed on September 22, 2015.

The Company is located at 50 Franklin Street, 9B, New York, NY 10013, United States.

The Company's website is https://www.drinkwellwell.com

The Company conducts business in All 50 US states

RISK FACTORS

Investing in the Securities involves a high degree of risk and may result in the loss of your entire investment. Before making an investment decision with respect to the Securities, we urge you to carefully consider the risks described in this section and other factors set forth in this Form C-AR. In addition to the risks specified below, the Company is subject to same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently riskier than more developed companies. Prospective Investors should consult with their legal, tax and financial advisors prior to making an investment in the Securities. The Securities should only be purchased by persons who can afford to lose all of their investment.

Risks Related to the Company's Business and Industry

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.

The Company is still in an early and still working on implementing its business plan. There can be no assurance that we will ever operate profitably or that if profitability is achieved, we will be able to maintain profits regularly. The likelihood of our success should be considered in light of the problems, expenses, difficulties, complications and delays usually encountered by early stage companies. The Company may not be successful in attaining the objectives necessary for it to overcome these risks and uncertainties.

Global crises such as COVID-19 can have a significant effect on our business operations and revenue projections.

The World Health Organization declared a global emergency on January 30, 2020 with respect to the outbreak then characterized it as a pandemic on March 11, 2020. The outbreak has spread throughout Europe and the Middle East and there have been cases of COVID-19 in Canada and

the United States, causing companies and various international jurisdictions to impose restrictions, such as quarantines, closures, cancellations and travel restrictions. While these effects are expected to be temporary, the duration of the business disruptions internationally and related financial impact cannot be reasonably estimated at this time. Similarly, we cannot estimate whether or to what extent this outbreak and potential financial impact may extend to countries outside of those currently impacted. At this point, the extent to which the coronavirus may impact our results is uncertain, however, it is possible that our results in 2020 may be negatively impacted by this event. The impacts of the outbreak are unknown and rapidly evolving.

The amount of capital the Company raised in the Offering may not be enough to sustain the Company's current business plan.

In order to achieve the Company's near and long-term goals, the Company may need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we may not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause an Investor to lose all or a portion of their investment.

We may face potential difficulties in obtaining capital.

We may have difficulty raising needed capital in the future as a result of, among other factors, our lack of revenues from sales, as well as the inherent business risks associated with our Company and present and future market conditions. We will require additional funds to execute our business strategy and conduct our operations. If adequate funds are unavailable, we may be required to delay, reduce the scope of or eliminate one or more of our research, development or commercialization programs, product launches or marketing efforts, any of which may materially harm our business, financial condition and results of operations.

We may implement new lines of business or offer new products and services within existing lines of business.

As an early-stage company, we may implement new lines of business at any time. There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved, and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

We rely on other companies to provide components and services for our products.

We depend on suppliers and contractors to meet our contractual obligations to our customers and conduct our operations. Our ability to meet our obligations to our customers may be adversely affected if suppliers or contractors do not provide the agreed-upon supplies or perform the agreed-upon services in compliance with customer requirements and in a timely and cost-effective manner. Likewise, the quality of our products may be adversely impacted if companies to whom we delegate manufacture of major components or subsystems for our products, or from whom we acquire such items, do not provide components which meet required specifications and perform to our and our customers' expectations. Our suppliers may be unable to quickly recover from natural disasters and other events beyond their control and may be subject to additional risks such as financial problems that limit their ability to conduct their operations. The risk of these adverse effects may be greater in circumstances where we rely on only one or two contractors or suppliers for a particular component. Our products may utilize custom components available from only one source. Continued availability of those components at acceptable prices, or at all, may be affected for any number of reasons, including if those suppliers decide to concentrate on the production of common components instead of components customized to meet our requirements. The supply of components for a new or existing product could be delayed or constrained, or a key manufacturing vendor could delay shipments of completed products to us adversely affecting our business and results of operations.

We rely on various intellectual property rights, including trademarks, in order to operate our business.

The Company relies on certain intellectual property rights to operate its business. The Company's intellectual property rights may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights. As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our patent rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. The law relating to the scope and validity of claims in the technology field in which we operate is still evolving and, consequently, intellectual property positions in our industry are generally

uncertain. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees.

In particular, we are dependent on Sagan Schultz, our CEO, Lawrence Praeger, our Co-Founder, and Charles Sweat, our Board Member. The Company has or intends to enter into employment agreements with Sagan Schultz, Lawrence Praeger, and Charles Sweat, however there can be no assurance that it will do so or that any of them will continued to be employed by the Company for a particular period of time. The loss of any of them could harm the Company's business, financial condition, cash flow and results of operations.

Although dependent on certain key personnel, the Company does not have any key person life insurance policies on any such people.

We are dependent on certain key personnel in order to conduct our operations and execute our business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of these personnel die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and our operations. We have no way to guarantee key personnel will stay with the Company, as many states do not enforce non-competition agreements, and therefore acquiring key man insurance will not ameliorate all of the risk of relying on key personnel.

Damage to our reputation could negatively impact our business, financial condition and results of operations.

Our reputation and the quality of our brand are critical to our business and success in existing markets, and will be critical to our success as we enter new markets. Any incident that erodes consumer loyalty for our brand could significantly reduce its value and damage our business. We may be adversely affected by any negative publicity, regardless of its accuracy. Also, there has been a marked increase in the use of social media platforms and similar devices, including blogs, social media websites and other forms of internet-based communications that provide individuals with access to a broad audience of consumers and other interested persons. The availability of information on social media platforms is virtually immediate as is its impact. Information posted may be adverse to our interests or may be inaccurate, each of which may harm our performance, prospects or business. The harm may be immediate and may disseminate rapidly and broadly, without affording us an opportunity for redress or correction.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions.

We continue to face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are

difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber-attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

Security breaches of confidential customer information, in connection with our electronic processing of credit and debit card transactions, or confidential employee information may adversely affect our business.

Our business requires the collection, transmission and retention of personally identifiable information, in various information technology systems that we maintain and in those maintained by third parties with whom we contract to provide services. The integrity and protection of that data is critical to us. The information, security and privacy requirements imposed by governmental regulation are increasingly demanding. Our systems may not be able to satisfy these changing requirements and customer and employee expectations, or may require significant additional investments or time in order to do so. A breach in the security of our information technology systems or those of our service providers could lead to an interruption in the operation of our systems, resulting in operational inefficiencies and a loss of profits. Additionally, a significant theft, loss or misappropriation of, or access to, customers' or other proprietary data or other breach of our information technology systems could result in fines, legal claims or proceedings.

The use of individually identifiable data by our business, our business associates and third parties is regulated at the state, federal and international levels.

The regulation of individual data is changing rapidly, and in unpredictable ways. A change in regulation could adversely affect our business, including causing our business model to no longer be viable. Costs associated with information security – such as investment in technology, the costs of compliance with consumer protection laws and costs resulting from consumer fraud – could cause our business and results of operations to suffer materially. Additionally, the success of our online operations depends upon the secure transmission of confidential information over public networks, including the use of cashless payments. The intentional or negligent actions of employees, business associates or third parties may undermine our security measures. As a result, unauthorized parties may obtain access to our data systems and misappropriate confidential data. There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography or other developments will prevent the compromise of our customer transaction processing capabilities and personal data. If any such compromise of our security or the security of information residing with our business associates or third parties were to occur, it could have a material adverse effect on our reputation, operating results and financial condition. Any compromise of our data security may materially increase the costs we incur to protect against such breaches and could subject us to additional legal risk.

The Company is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies.

The Company may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately-held (non-public) Company, the Company is currently not subject to the Sarbanes Oxley Act of 2002, and its financial and disclosure controls and procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Company's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Company of such compliance could be substantial and could have a material adverse effect on the Company's results of operations.

We operate in a highly regulated environment, and if we are found to be in violation of any of the federal, state, or local laws or regulations applicable to us, our business could suffer.

We are also subject to a wide range of federal, state, and local laws and regulations, such as local licensing requirements, and retail financing, debt collection, consumer protection, environmental, health and safety, creditor, wage-hour, anti-discrimination, whistleblower and other employment practices laws and regulations and we expect these costs to increase going forward. The violation of these or future requirements or laws and regulations could result in administrative, civil, or criminal sanctions against us, which may include fines, a cease and desist order against the subject operations or even revocation or suspension of our license to operate the subject business. As a result, we have incurred and will continue to incur capital and operating expenditures and other costs to comply with these requirements and laws and regulations.

IN ADDITION TO THE RISKS LISTED ABOVE, RISKS AND UNCERTAINTIES NOT PRESENTLY KNOWN, OR WHICH WE CONSIDER IMMATERIAL AS OF THE DATE OF THIS FORM C-AR, MAY ALSO HAVE AN ADVERSE EFFECT ON OUR BUSINESS AND RESULT IN THE TOTAL LOSS OF YOUR INVESTMENT.

Description of the Business
WellWell is a functional beverage brand that uses simple, plant-based ingredients combined in science-backed recipes for a more vibrant life.

Business Plan
WellWell co-manufactures branded non-alcoholic beverages and subsequently sells them wholesale to distributors and in some cases, direct to retailers. In addition, WellWell sells beverages direct to consumers via www.drinkwellwell.com and other online channels.

The Company's Products and/or Services

Product / Service	Description	Current Market
Wake (Pear + Ginger)	An adaptogen blend for your brain and mind.	Direct-to-consumer, natural channel retail, conventional channel, mass channel. Targeted to those looking to make healthier choices and looking for a trustworthy brand.
Dream (Vanilla Cardamom)	An adaptogen blend to help you wind down, de-stress, and (finally) win at sleep.	Direct-to-consumer, natural channel retail, conventional channel, mass channel. Targeted to those looking to make healthier choices and looking for a trustworthy brand.
Protein (Coconut Chai)	100% plant-based protein with only 4g sugar.	Current Market Direct-to-consumer, natural channel retail, conventional channel, mass channel. Targeted to those looking to make healthier choices and looking for a trustworthy brand.
Protein (Dark Cacao)	100% plant-based protein with only 4g sugar.	Direct-to-consumer, natural channel retail, conventional channel, mass channel. Targeted to those looking to make healthier choices and looking for a trustworthy brand.

Recover (Watermelon + Tart Cherry)	Natural recovery beverage for late nights and sore muscles.	Direct-to-consumer, natural channel retail, conventional channel, mass channel. Targeted to those looking to make healthier choices and looking for a trustworthy brand.
Hydrate (Lemon + Lime)	Super clean hydration beverage with real ingredients and only 3g sugar.	Direct-to-consumer, natural channel retail, conventional channel, mass channel. Targeted to those looking to make healthier choices and looking for a trustworthy brand.
Hydrate (Beet Root + Ginger)	Super clean hydration beverage with real ingredients and only 3g sugar.	Direct-to-consumer, natural channel retail, conventional channel, mass channel. Targeted to those looking to make healthier choices and looking for a trustworthy brand.

Competition

The markets in which our products are sold are highly competitive. Our products compete against similar products of many large and small companies, including well-known global competitors. In many of the markets and industry segments in which we sell our products, we compete against other branded products as well as retailers' private-label brands. Product quality, performance, value and packaging are also important differentiating factors.

There are many competitors in the "healthy beverage" space that are trying to compete with larger CPG manufactures by creating products with cleaner ingredient lists that resonate more with the modern consumer. While there are many examples of beverage brands aiming to do this, many of them fall short, including Naked Juice, Odwalla, Suja, Rebbl, and Kiito.

Customer Base

Our customer base is primarily driven by psychographics, namely those that are looking for healthier options, are into fitness, wellness, and mental health, are self-optimizers, are savvy enough to read and understand food labels, and are looking for brands they can trust.

Supply Chain

We obtain our ingredients from multiple sources, none of which we are dependent upon. We have spent much time researching our supply chain and are prepared for any shortages or forcible changes should any provider become unavailable.

Intellectual Property

The Company has significant valuable intellectual property in the form of trade secrets, customer and vendor lists. In addition, the Company has the following intellectual property:

Trademarks

Application or Registration #	Goods / Services	Mark	File Date	Grant Date	Country
5120650	Fruit juices and fruit drinks; Sports drinks; Vegetable juices	WellWell	October 6, 2015	January 10, 2017	USA

Governmental/Regulatory Approval and Compliance

Litigation

The company is not currently subject to or aware of any threatened litigation.

MANAGERS

The Managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years	Education
Sagan Schultz	CEO	WellWell - Co-Founder & CEO, 2015-Present	New York University - M.B.A.
Lawrence Praeger	Co-Founder	CEO at Dr. Praeger's Sensible Foods, Co-Founder at WellWell (10/2015 – Present)	Boston University, BA Business Management
Charles Sweat	Board Member	Sweat Equities LLC - Managing Principle: 2016 – Present	Stanford University, SEP, executive education

Indemnification

Indemnification is authorized by the Company to managers, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has 0 employees.

CAPITALIZATION, DEBT AND OWNERSHIP

Capitalization

The Company's capitalization structure is as follows:

Equity

As of the date of this Form C-AR, the Company's outstanding equity securities consists of:

Type	Series A Preferred
Number of membership units Authorized	8,569,616
Number of membership units Outstanding	8,569,616
Par Value Per Membership Unit	None
Voting Rights	1 vote per unit
Anti-Dilution Rights	None
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may authorize additional Series A Preferred Units which may dilute the Security.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	56.7%

Type	Common Stock
Number of membership units Authorized	5,489,691
Number of membership units Outstanding	5,154,640
Par Value Per Membership Unit	None
Voting Rights	1 vote per unit
Anti-Dilution Rights	None
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may authorize additional Common Units which may dilute the Security.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	34.1%

Safes, Convertible Notes, & Other Convertible Securities

As of the date of this Form C-AR, the Company has the following additional securities outstanding:

Type	Convertible Note
Face Value	$850,000
Voting Rights	None
Anti-Dilution Rights	None
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional convertible notes which may dilute the Security.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	7.7%
Valuation Cap	$5,000,000

Type	Crowd SAFE
Face Value	$164,271
Voting Rights	None
Anti-Dilution Rights	None
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	1.5%
Valuation Cap	$10,000,000
Discount Rate	6%

Outstanding Debt

The Company has the following debt outstanding:

Creditor	PPP Loan 1
Amount Outstanding	$32,326.26
Interest Rate and Amortization Schedule	0.98%

Creditor	PPP Loan 2
Amount Outstanding	$107,389
Interest Rate and Amortization Schedule	0.98%

Creditor	Bluevine
Amount Outstanding	$41,825
Other Information	Essentially, a revolving line of credit ($75,000)

Creditor	Shopify Capital
Amount Outstanding	$2,152
Other Material Terms	Payable from revenues of the Company

Ownership

The table below lists the beneficial owners of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Amount and Type or Class Held	Percentage Ownership
SE Fund I, L.P. (Beneficial owner -Charlie Sweat, Board Member)	6,565,557/Series A Preferred	41.19%

Prior Offerings

We have made the following issuances of securities within the last three years:

Security Type	Principal Amount of Securities Sold	Amount of Securities Issued	Use of Proceeds	Issue Date	Exemption from Registration Used or Public Offering
Series A Preferred	$3,675,000	8,569,616	R&D, Brand Development, Payroll	May 9, 2019	Section 4(a)(2)
Convertible Note	$50,000	1	R&D, Brand Development, Payroll	May 19, 2020	Section 4(a)(2)
Convertible Note	$350,000	1	R&D, Brand Development, Payroll	February 13, 2020	Section 4(a)(2)
Convertible Note	$100,000	1	R&D, Brand Development, Payroll	May 14, 2020	Section 4(a)(2)
Convertible Note	$100,000	1	R&D, Brand Development, Payroll	July 26, 2020	Section 4(a)(2)
Convertible Note	$250,000	1	R&D, Brand Development, Payroll	December 29, 2019	Section 4(a)(2)
Crowd SAFE	$164,271	1	R&D, Brand Development, Payroll	April 26, 2021	Regulation Crowdfunding

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C-AR and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons. Additionally, the Company will disclose here any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, to which the issuer was or is to be a party and the amount involved exceeds five percent (5%) of the aggregate amount of capital raised by the issuer in reliance on section 4(a)(6), including the Target Offering Amount of this Offering, and the counter party is either (i) any director or officer of the issuer; (ii) any person who is, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, the beneficial owner of twenty percent (20%) or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power; (iii) if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or (iv) any member of the family of any of the foregoing persons, which includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, and shall include adoptive relationships. The term *spousal equivalent* means a cohabitant occupying a relationship generally equivalent to that of a spouse.

The Company has conducted the following transactions with related persons: None

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/Sagan Schultz
_____
(Signature)

Sagan Schultz
_____
(Name)

CEO
_____
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

/s/Sagan Schultz
_____
(Signature)

Sagan Schultz
_____
(Name)

CEO
_____
(Title)

April 30, 2021
_____
(Date)

/s/Lawrence Praeger
_____
(Signature)

Lawrence Praeger
_____
(Name)

Co-Founder

_____

(Title)

April 30, 2021_____

(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature. Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

Self-Certification of Financials

I, Sagan Schultz, being the CEO of WellWell LLC, hereby certify as of the date of this Form C-AR that the financial statements of WellWell LLC included in this Form are true and complete in all material respects.

/s/ Sagan Schultz
(Signature)

Sagan Schultz
(Name)

CEO
(Title)

April 30, 2021
(Date)

EXHIBIT A

Financial Statements

Balance Sheet

WellWell LLC
As of December 31, 2020

	DEC 31, 2020	DEC 31, 2019
Assets		
Current Assets		
Cash and Cash Equivalents		
Chase Checking	5,490.56	149,976.90
Chase Savings	0.03	0.03
Stripe USD	418.71	-
Total Cash and Cash Equivalents	**5,909.30**	**149,976.93**
Accounts Receivable	16,717.38	32,228.77
Amazon Reserved Balances	(40.76)	-
Finished Goods	78,361.26	146,873.91
Raw Materials Inventory	97,816.94	120,300.35
Rent Deposit	-	22,800.00
Total Current Assets	**198,764.12**	**472,179.96**
Fixed Assets		
Computer & Office Equipment	7,086.68	53,865.49
Equipment	47,334.75	45,514.23
Less-Accumulated Depreciation: Computer & Office Equipment	(5,773.69)	(5,568.52)
Total Fixed Assets	**48,647.74**	**93,811.20**
Total Assets	**247,411.86**	**565,991.16**
Liabilities and Equity		
Liabilities		
Current Liabilities		
Accounts Payable	357,867.69	165,004.66
Chase Credit	11,597.39	7,528.19
Health Plan Benefits Payable	3,258.90	-
Ink Preferred	74,535.67	84,366.32
Rounding	(2.62)	(2.62)
Salaries Payable	40,500.00	-
Sales Tax	4,518.14	931.30
Total Current Liabilities	**492,275.17**	**257,827.85**
Long Term Liabilities		
Convertible Note Accrued Interest	55,682.19	-
Convertible Notes	850,000.00	250,000.00
PPP Loan (2020)	34,466.54	-
Revolver (Bluevine)	69,782.31	-
SE Fund Bridge Loan	75,000.00	-

	DEC 31, 2020	DEC 31, 2019
SE Fund Bridge Loan Accrued Interest	1,248.31	-
Shopify Capital MCA	8,228.24	-
Total Long Term Liabilities	**1,094,407.59**	**250,000.00**
Total Liabilities	**1,586,682.76**	**507,827.85**
Equity		
Co-Founder Capital Contribution	20,000.00	20,000.00
Converted Notes	905,715.00	905,715.00
Current Year Earnings	(1,397,434.21)	(2,137,145.13)
Retained Earnings	(3,848,985.69)	(1,711,840.56)
Series A Paid In Capital	2,981,434.00	2,981,434.00
Total Equity	**(1,339,270.90)**	**58,163.31**
Total Liabilities and Equity	**247,411.86**	**565,991.16**

Income Statement

WellWell LLC
For the year ended December 31, 2020

	2020	2019
Revenue		
Sales		
DTC		
DTC Revenue	126,704	35,576
Shopify Shipping	2,479	-
Total DTC	**129,183**	**35,576**
Wholesale		
Rainforest Distribution	293,315	384,241
LA Distributing	36,333	-
The Drinks Company	3,920	-
UNFI	95,255	68,711
KeHE	71,096	144,517
Walmart	45,747	-
HEB	146,687	-
DPI	13,674	-
Wholesale Sales	900	-
Shipping & Handling Received	-	33
Total Wholesale	**706,926**	**597,502**
Total Sales	**836,109**	**633,077**
Deductions		
DTC Deductions		
DTC Discounts	(15,597)	-
Total DTC Deductions	**(15,597)**	**-**
Wholesale Deductions		
Returns and Discounts		
Returns and Discounts	(3,768)	(451)
Term Discounts	(6,743)	(64)
Spoils	(50,987)	(36,535)
Total Returns and Discounts	**(61,498)**	**(37,049)**
Trade Spend		
Manufacturer Charge Back	(75,948)	(85,920)
Coupon Redemptions	(9,486)	(8,374)

	2020	2019
Off Invoice Discounts	(46,182)	(22,311)
Total Trade Spend	**(131,616)**	**(116,606)**
Total Wholesale Deductions	**(193,114)**	**(153,655)**
Total Deductions	**(208,711)**	**(153,655)**
Interest Revenue	-	-
Total Revenue	**627,398**	**479,423**

Cost of Goods Sold

Wholesale COGS		
Product Cost	455,232	460,642
Freight In	6,369	9,893
Expired/Wasted Product	1,680	35,726
Other COGS	800	6,089
Total Wholesale COGS	**464,081**	**512,351**
E-commerce COGS		
Ecomm Product Cost	27,742	-
Total E-commerce COGS	**27,742**	**-**
Total Cost of Goods Sold	**491,822**	**512,351**

E-Commerce Gross Profit	**85,844**	**35,576**
Wholesale Gross Profit	**49,731**	**(68,504)**
Total Gross Profit	**135,575**	**(32,928)**
Gross Margin	**22**	**(7)**

Operating Expenses

E-Commerce		
DTC Fulfillment	72,437	-
Ecomm Transaction Fees	3,683	-
Digital and Social Media Buying	33,433	13,358
Marketing Consultants	4,175	29,723
Amazon	681	-
Total E-Commerce	**114,409**	**43,081**
Operations		
3PL Warehousing	140,644	84,654
Industry Certs	20,613	13,684
R&D	2,508	8,285
Total Operations	**163,765**	**106,623**
Sales		
Retailer Advertisement	13,163	18,527

	2020	2019
Slotting Fees	3,039	12,838
In-Store Demos	9,867	18,691
Broker Commissions	49,421	47,138
Travel	21,134	47,809
Trade Shows	7,841	61,128
Outbound Shipping	110,824	154,727
Merchandising	32,407	31,096
Sales Consultant	70,828	-
Incentive Programs	80	16,060
Total Sales	**318,604**	**408,013**
G&A		
Salaries	428,972	662,916
Bonus	1,000	-
Non-Employee Compensation	-	18,716
Health Plan Benefits	50,798	57,823
Non-Health Related Benefits	15,820	14,160
Online Subscriptions and Tools	70,204	54,944
Client and Team Meals	7,815	26,006
General Supplies	37,189	47,961
Insurance	25,928	16,111
Local Transportation	18,892	29,936
Payroll Taxes	22,369	37,422
Professional Fees	44,317	196,834
Automobile	-	14,551
Rent and Utilities	34,093	97,245
Total G&A	**757,398**	**1,274,625**
Marketing		
Creative	26,586	55,034
Marketing Activations	8,266	37,918
Influencers	-	13,733
Content Production	31,005	19,030
Out of Home	-	6,025
Swag	1,530	6,374
Marketing Collateral	1,817	7,175
Brand Partnerships	3,000	-
Marketing Apps and Software	-	45
Marketing Related Product Samples	68,329	99,104
Branding	-	240
Total Marketing	**140,533**	**244,678**
Total Operating Expenses	**1,494,709**	**2,077,020**

	2020	2019
Operating Income	**(1,359,134)**	**(2,109,948)**

Other Income / (Expense)

Interest Expense

MCA Interest Expense	(1,057)	-
Interest Expense	(73,187)	(737)
Total Interest Expense	**(74,244)**	**(737)**

Tax Expense

Sales Tax Expense	(1,428)	(1,088)
Income Tax Expense	-	(5,967)
Total Tax Expense	**(1,428)**	**(7,055)**

Fees

Tax Filing Fees	(6,525)	-
Management Fees	(50,000)	-
Bank Service Charges	(4,211)	(8,231)
Total Fees	**(60,736)**	**(8,231)**

Depreciation	(2,100)	(3,814)
Suspense	-	(7,360)
Other Income	100,207	-
Total Other Income / (Expense)	**(38,301)**	**(27,197)**

Net Income	**(1,397,434)**	**(2,137,145)**

Statement of Cash Flows

WellWell LLC
For the year ended December 31, 2021

	2021	2020
Operating Activities		
Receipts from customers	212,439.01	634,554.66
Payments to suppliers and employees	(442,721.36)	(1,933,695.11)
Cash receipts from other operating activities	(572.23)	100,206.98
Net Cash Flows from Operating Activities	**(230,854.58)**	**(1,198,933.47)**
Investing Activities		
Proceeds from sale of property, plant and equipment	170.60	43,426.38
Payment for property, plant and equipment	(10,252.00)	(10,141.00)
Other cash items from investing activities	37,551.99	139,175.42
Net Cash Flows from Investing Activities	**27,470.59**	**172,460.80**
Financing Activities		
Other cash items from financing activities	258,746.90	882,405.04
Net Cash Flows from Financing Activities	**258,746.90**	**882,405.04**
Net Cash Flows	**55,362.91**	**(144,067.63)**
Cash and Cash Equivalents		
Cash and cash equivalents at beginning of period	5,909.30	149,976.93
Net cash flows	55,362.91	(144,067.63)
Cash and cash equivalents at end of period	61,272.21	5,909.30
Net change in cash for period	**55,362.91**	**(144,067.63)**